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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire Acquires Pogo Area Land Package

PR06-01

Vancouver, BC – January 19, 2006:  David Caulfield, President and CEO of Rimfire Minerals Corporation is pleased to report that the Company has staked an additional 442 sq. km (110,000 acres) of strategically located claims in the Pogo Area of the Goodpaster District of Alaska. The Goodpaster District is home to Teck Cominco/Sumitomo’s Pogo Mine (4.5 M oz. in reserves and resources) which is slated to commence gold production in the first quarter of 2006. Rimfire is now the largest landholder in the District, with claims covering 740 sq. km (182,800 acres). This includes claims in joint venture with AngloGold Ashanti on the Eagle and ER projects covering a combined 107 sq. km (26,320 acres).

“We were aggressive in acquiring claims in this new gold belt due to its outstanding exploration potential. Teck Cominco has identified numerous high grade gold prospects over a 12 kilometre trend on its Pogo Property and AngloGold Ashanti subsequently made a new high grade gold discovery in the same area in 2005,” stated Mark Baknes, VP Exploration for Rimfire Minerals Corporation. “These new discoveries underscore that the Pogo area is developing into an important gold district.”

Rimfire has maintained a presence in the Goodpaster District since 1998 when the Company first acquired a geologically focused land position following Teck Cominco’s initial public disclosure of the Pogo discovery.  Subsequently, AngloGold Ashanti announced a new gold discovery on its wholly-owned LMS Property in a presentation at the Alaska Miners Association convention in November 2005. AngloGold reported intersecting mineralization at the LMS in multiple holes including an intercept of 3.4 metres of 21.5 g/t gold. The LMS is described as being very similar in its style of mineralization and alteration to the orebodies at the Pogo Mine, 40 kilometres to the northeast.

Following the AngloGold Ashanti announcement, Rimfire’s technical team revisited its district-wide compilation for the Goodpaster area, updated it with new publicly-available geoscience data and prioritized staking targets.

Goodpaster District Background

Teck Cominco expects that the Pogo Mine will produce 350,000 to 500,000 ounces gold per annum when in full production later this year. Rimfire believes that their exploration potential is considerable given that the current mine reserve comes from the Liese veins, located at the northwest end of a series of gold occurrences, termed the Pogo Trend, stretching 12 kilometres to the southeast.

Past work on ground held by Rimfire includes diamond drilling that identified mineralization exhibiting many characteristics associated with the Pogo Deposit including alteration style, metal associations and relationship with Cretaceous-aged granitic intrusions. Prospects such as the Boundary and ER returned numerous gold-bearing quartz vein intersections in limited drilling, similar to the quartz veining known to exist proximal to the orebodies at Pogo.

“It is a rare opportunity for a junior explorer to acquire a large land position in an emerging gold district,” stated David Caulfield, President and CEO of Rimfire Minerals Corporation. “Rimfire is now positioned as the dominant claimholder in North America’s newest gold camp.”

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. Rimfire is partnered with AngloGold (U.S.A.) Exploration Inc., Barrick Gold Corporation, Newmont Mining Company, Northgate Minerals Corporation, Cangold Limited and Serengeti Resources Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

January 19, 2006

Item 3

Press Release:

Date of Issue

Place of Issue

January 19, 2006

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner, CCN Mathews

Item 4

Summary of Material Change:

Rimfire Minerals Corporation reports that the Company has staked an additional 442 sq. km (110,000 acres) of strategically located claims in the Pogo Area of the Goodpaster District of Alaska.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation reports that the Company has staked an additional 442 sq. km (110,000 acres) of strategically located claims in the Pogo Area of the Goodpaster District of Alaska. Rimfire has maintained a presence in the Goodpaster District since 1998 when the Company first acquired a geologically focused land position following Teck Cominco’s initial public disclosure of the Pogo discovery.  Subsequently, AngloGold Ashanti announced a new gold discovery on its wholly-owned LMS Property in a presentation at the Alaska Miners Association convention in November 2005. Following the AngloGold Ashanti announcement, Rimfire’s technical team revisited its district-wide compilation for the Goodpaster area, updated it with new publicly-available geoscience data and prioritized staking targets.

Item 6

Reliance on Section 85(2) of the Act:

Not Applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Mark E. Baknes, Vice President, Exploration 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of January, 2006.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: January 19, 2006	By: “David A. Caulfield”

David A. Caulfield, President